UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 28, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

5G INVESTMENT FUND

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law no. 6,404/1976 and with the provisions of CVM Resolution nº 44, informs its shareholders, the market in general and other interested parties that:

TIM entered into a partnership with Upload Ventures Growth, LP (“Upload”) – an independent venture capital manager – to create an investment fund (“5G Fund”) focused on solutions based on 5G technology. The investments are aimed at developing companies from different sectors of the economy and at an early stage (startups and scaleups), especially those that already have validated and consistent business models, supporting their growth plans. In addition to financial contributions through the 5G Fund, invested companies will be able to count on access to TIM's industrial and technological assets to leverage their growth.

The 5G Fund was designed in partnership with the investment manager Upload, specialized in companies focused on technology and innovation and highly recognized in the Brazilian venture capital segment. Upload's function will be to conduct the entire fundraising process for the 5G Fund, mapping, analyzing and choosing opportunities and, subsequently, monitoring the results of the selected companies. Upload already has around 12 companies mapped as potential targets for the first two years of operation of the 5G Fund.

It is expected that between 8 and 10 investments will be made with average contributions between US$ 20 million and US$ 25 million each, in a period of two to three years, especially in Brazilian companies. Through these contributions, a portfolio of investees totaling US$ 250 million will be constituted with resources from national and international investors. TIM will be the main investor in the 5G Fund, contributing up to US$ 50 million over the next 24 months, but the objective is for this to be an open initiative, aimed at connecting companies and projects in the main verticals of interest to the operator in the B2B and B2B2C market – Agribusiness, Health, Transport, Logistics and Mining.

Through this initiative, the Company expects to accelerate one of the aspects of its strategic plan communicated to the market during its investor day on May 4, 2022, promoting solutions and businesses within the B2B/IOT ecosystem, while monetizing investments in 5G technology.

The Company will keep its shareholders and the market in general duly informed about relevant updates related to its leadership, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, February 28th, 2023.

TIM S.A.

Alberto Mario Griselli

Chief Executive Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 28, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer